                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20539

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         Lithium Technology Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    53680806
                                 (CUSIP Number)

                                Donald C. Taylor
                              475 Park Avenue South
                                   Suite 3300
                            New York, New York 10016

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 3, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP No. 536808306
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Donald C. Taylor
           Social Security Number: ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[]
                                                            (b)[]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
             00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           Not Applicable
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION
           USA
--------------------------------------------------------------------------------
   NUMBER OF      7         SOLE VOTING POWER
     SHARES                                     432,500
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                  8         SHARED VOTING POWER
                                                1,400,000
--------------------------------------------------------------------------------
                  9         SOLE DISPOSITIVE POWER
                                                432,500
--------------------------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER
                                                1,400,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                    1,832,500
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          []
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.82%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP No. 536808306
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Group III Capital, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[]
                                                            (b)[]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
             00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS     []
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           Not Applicable
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION
           NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF      7         SOLE VOTING POWER
     SHARES                                     0
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH
--------------------------------------------------------------------------------
                  8         SHARED VOTING POWER
                                                1,400,000
--------------------------------------------------------------------------------
                  9         SOLE DISPOSITIVE POWER
                                                0
--------------------------------------------------------------------------------
                  10        SHARED DISPOSITIVE POWER
                                                1,400,000
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                     1,400,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                          []
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     7.50%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 2      Identity and Background.

Item 2 is hereby amended and supplemented to add the following:

         (a), (b), (c) and (f) This statement is being filed jointly by Donald
         C. Taylor and Group III Capital, Inc. ("Group III"), a New York corporation in the merchant banking business. Mr. Taylor and Group III are herein referred to as the Reporting Persons. Mr. Taylor is the President and a director of Group III. The business address of Mr. Taylor and Group III is 475 Park Avenue South, Suite 3300, New York, New York 10016. Mr. Taylor, a U.S. citizen, provides merchant banking services through Group III.

         (d) and (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

         Group III holds a Warrant to purchase 1,500,000 shares of Common Stock (the "Warrant"). The Warrant has vested with respect to 320,000 shares of Common Stock and will vest with respect to an additional 1,080,000 shares of Common Stock on or before May 1, 1997 as prescribed by the Warrant.

Item 4      Purpose of Transaction.

         Item 4 is hereby amended and supplemented to add the following:

         As described in Item 3, Group III holds a Warrant to purchase 1,500,000 shares of Common Stock. The Warrant has vested with respect to 320,000 shares of Common Stock and will vest with respect to an additional 1,080,000 shares of Common Stock on or before May 1, 1997 as prescribed by the Warrant.

         (a) Mr. Taylor, individually and through Group III, currently intends to continuously review his equity interest in the Issuer, and the Issuer's business affairs and financial condition. Depending on his evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, performance of the Issuer, the availability of funds, future opportunities, money and stock market conditions, and general economic conditions), Mr. Taylor may, and reserves the right to, dispose of all or a portion of his shares of common stock now held by him or hereafter acquired in one or more privately negotiated
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         transactions, on the open market or otherwise, or from time to time purchase additional shares of common stock of the Issuer.

      (b)-(j) No Reporting Person has any plans or proposals which relate to Items 4(b) through and including Item 4(j).

Item 5      Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented to add the following information:

      (a) Mr. Taylor beneficially owns 1,832,5000 shares of Common Stock constituting 9.82% of the outstanding shares. The shares beneficially owned by Mr. Taylor include (i) 1,400,000 shares of Common Stock issuable upon exercise of the Warrant, which Warrant has vested with respect to 320,000 shares of Common Stock and will vest with respect to an additional 1,080,000 shares of Common Stock on or before May 1, 1997 as prescribed by the Warrant, (ii) 192,500 shares of Common Stock owned by the Taylor First Family Limited Partnership, and (iii) 240,000 shares of Common Stock owned directly by Mr. Taylor.


      Group III beneficially owns 1,400,000 shares of Common Stock constituting 7.50% of the outstanding shares. The shares beneficially owned by Group III consist of 1,400,000 shares of Common Stock issuable upon exercise of the Warrant, which Warrant has vested with respect to 320,000 shares of Common Stock and will vest with respect to an additional 1,080,000 shares of Common Stock on or before May 1, 1997 as prescribed by the Warrant.

      The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of February 28, 1997, at which time there were issued and outstanding 17,248,324 shares of the Issuer's Common Stock.

      (b) The number of shares as to which Mr. Taylor and Group III have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

      (i) Sole Voting Power. Mr. Taylor has sole voting power with respect to 432,500 shares of Common Stock beneficially owned.

      (ii) Shared Voting Power. Mr. Taylor and Group III have shared voting power with respect to 1,400,000 shares of Common Stock beneficially owned which shares relate the portions of the Warrant owned by Group III which have vested to date and will vest on or before May 1, 1997.

      (iii) Sole Dispositive Power. Mr. Taylor has sole power to dispose or to direct the disposition with respect to 432,500 shares of Common Stock beneficially owned.
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      (iv) Shared Dispositive Power. Mr. Taylor and Group III have shared dispositive power with respect to 1,400,000 shares of Common Stock beneficially owned which shares relate to the portions of the Warrant owned by Group III which have vested to date and will vest on or before May 1, 1997.

      (c) As described in Item 3 the Warrant held by Group III to purchase 1,500,000 shares of common stock has vested with respect to 320,000 shares of common stock and will vest on May 1, 1997 with respect to an additional 1,080,000 shares of Common Stock.

      On January 29, 1997, Mr. Taylor sold 2,500 shares of Common Stock in the open market at a price of $1.18750 per share.

      (d)   Not applicable.

      (e)   Not applicable.

Item 7      Material to Be filed as Exhibits.


      Exhibit 1 -- Joint Filing Agreement.
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 10, 1997              /s/ Donald C. Taylor
                                    ------------------------------
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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 10, 1997              GROUP III CAPITAL, INC.



                                    By: /s/ Donald C. Taylor
                                        -----------------------------------
                                          Donald C. Taylor
                                          President